October 25, 2018

Koichi Ishizuka
President
Photozou Holdings, Inc.
4-30-4F, Yotsuya
Shinjuku-ku, Tokyo, 160-004, Japan

       Re: Photozou Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 16, 2018
           File No. 333-226627

Dear Mr. Ishizuka:

       We have reviewed your amended registration statement and have the following comment in which we ask you to provide us with information so we may better understand your disclosure

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2018 letter.

Registration Statement on Form S-1/A, Filed on October 16, 2018

Certain Relationships and Related Transactions, page 26

1. We have considered your response to our prior comment 2. Please provide an expanded analysis that addresses Mr. Thomas DeNunzio's affiliate, V Financial Group, LLC, and its role in founding, organizing and providing services to the registrant, including in connection with the current and prior registration statements. Discuss any coordination between Mr. Thomas DeNunzio, Mr. Jeffrey DeNunzio and V Financial Group in these efforts.
 Koichi Ishizuka
Photozou Holdings, Inc.
October 25, 2018
Page 2

        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French,
Accountant Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameKoichi Ishizuka
                                                            Division of
Corporation Finance
Comapany NamePhotozou Holdings, Inc.
                                                            Office of
Telecommunications
October 25, 2018 Page 2
cc:       Jeff DeNunzio
FirstName LastName